SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at May 10, 2004

  AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 10, 2004

* Print the name and title of the signing officer under his signature

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Amarc Resources Ltd.
1020-800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.hdgold.com

AMARC TO ACQUIRE MAJOR GOLD-COPPER
PORPHYRY DEPOSIT TARGET

May 10, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Amarc Resources Ltd. (TSX Venture:AHR) is pleased to announce that the Company has entered into an option agreement with the Iskut North Syndicate to acquire a 100% interest in the Wolverine gold-copper porphyry property located in northern British Columbia. Amarc can acquire its interest by making staged cash payments totalling $225,000 and issuing 450,000 common shares over four years. The first option payment of $15,000 and 30,000 shares is due upon approval by the appropriate regulatory bodies. The property is also subject to a 2% NSR, which Amarc, at its option, can purchase for $2.0 million.

The 64 square kilometre Wolverine property is situated along the Golden Bear Mine road, 40 kilometres northwest of the community of Telegraph Creek. It covers a large-scale gold-copper porphyry target in a geologic setting similar to that which hosts the Galore Creek deposit (Indicated Resource of 286 million tonnes, grading 0.73% copper and 0.44 g/t gold, containing 4.6 billion pounds copper and 4 million ounces gold, cut-off grade 0.5% CuEq - Novagold Resources Inc., News Release, May 5, 2004) and the Red Chris deposit (Measured and Indicated Resource of 236 million tonnes, grading 0.46% copper and 0.37 g/t gold, containing 2.4 billion pounds copper and 2.8 million ounces gold, cut-off grade 0.3% Cu - bcMetals Corporation, News Release, January 19, 2004).

Past work on the Wolverine Property has identified a very extensive gold and copper, soil geochemical anomaly which measures 4700 metres long and up to 2100 metres wide. This major target is associated with a large regional airborne magnetic high and a favourable intrusive contact in an area of almost no outcrop exposure. The gold-copper soil anomaly, which was identified during the course of a 1990 reconnaissance style soil sampling program (samples taken every 300 metres on lines spaced 200 metres apart), was largely ignored as the emphasis at that time was on high-grade gold targets similar to the nearby Golden Bear Mine. Limited prospecting associated with the soil surveys noted finely disseminated pyrite in volcanic rocks and pyrite, chalcopyrite and magnetite in intrusive rocks, all of which are highly indicative of a gold-copper porphyry setting.

Amarc plans to conduct an aggressive exploration program consisting of approximately 200 line kilometres of geochemical grids and 100 line kilometres of geophysical surveys (induced polarization and magnetics) to rapidly advance this significant yet untested major gold-copper target to the drill stage. Drilling is expected to follow.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.